FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1                            Name and Address of Company

Tahoe Resources Inc. (“Tahoe” or the “Company”)
5310 Kietzke Lane, Suite 200
Reno, Nevada
89511

Item 2                            Date of Material Change

June 11, 2018

Item 3                            News Release

A news release was disseminated on June 12, 2018, through the facilities of Canada Newswire and subsequently filed on SEDAR.

Item 4                            Summary of Material Change

On June 12, 2018, Tahoe announced the retirement of Ronald W. Clayton as President, Chief Executive Officer and director of the Company and the appointment of James S. Voorhees as the President and CEO of the Company, each becoming effective June 15, 2018.

Item 5                            Full Description of Material Change

Effective June 15, 2018, Ronald W. Clayton has retired as President, CEO and director of the Company, and James S. Voorhees has assumed the position of President and CEO of the Company. Mr. Voorhees has been a director of the Company since its inception in 2010, and he remains on the Company’s Board of Directors.

James (Jim) Voorhees is a mining engineer with over 30 years of experience in mine design, permitting, construction, operations and management of numerous properties in jurisdictions throughout the world. He has been an active participant on Tahoe’s Board of Directors since its inception. As Vice President and Chief Operating Officer of Glamis Gold Inc., Jim led that company’s mine-building successes from 1999 until the Goldcorp merger in 2006, including the San Martin, Marigold, El Sauzal, Marlin and Peñasquito mines. Prior to Glamis, Mr. Voorhees held various operating and executive positions with Newmont and other predecessor companies.

Item 5.2                         Disclosure for Restructuring Transactions

Not applicable.

Item 6                            Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                            Omitted Information

Not applicable.

Item 8                            Executive Officer

Cassandra Joseph
VP Corporate Secretary & Associate General Counsel
Telephone: (775) 448-5800

Item 9                            Date of Report

June 18, 2018